Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:
Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:
Dates of Material Change

October 10, 2023 and October 16, 2023

Item 3:
News Release

News releases announcing the material change were disseminated on October 10, 2023 and October 16, 2023 through the facilities of CNW Group (Cision), a copy of which has been filed under Denison’s profile on SEDAR+.

Item 4:
Summary of Material Change

On October 10, 2023, Denison announced it was undertaking a bought deal public offering of common shares of the Company at a price of US$1.49 per share for gross proceeds of US$55.13 million (the “Offering”).

Item 5:
Full Description of Material Change

5.1 Full Description of Material Change

On October 10, 2023, Denison announced it was undertaking a bought deal public offering of common shares of the Company at a price of US$1.49 per share for gross proceeds of US$55.13 million to be completed October 16, 2023. The Company had also granted the underwriters an over-allotment option, exercisable in whole or in part, in the sole discretion of the underwriters, to purchase up to an additional 5.55 million shares of the Company at US$1.49 until October 16, 2023.

On October 16, 2023, Denison announced the closing of the Offering, resulting in the issuance of 37 million common shares, at a price of US$1.49 per share, for total gross proceeds of US$55.13 million.

The Offering was completed through a syndicate of underwriters led by Cantor Fitzgerald Canada Corporation, as sole bookrunner and lead underwriter, together with Canaccord Genuity Corp., Haywood Securities Inc., Raymond James Ltd., BMO Nesbitt Burns Inc., Scotia Capital Inc., Cormark Securities Inc. and SCP Resource Finance LP pursuant to an underwriting agreement between Denison and the underwriters dated October 11, 2023.

Denison intends to use the net proceeds from the Offering to fund (1) the advancement of the proposed Phoenix in-situ recovery uranium mining operation at Denison's Wheeler River Project (the "Phoenix Project") through the procurement of long lead items (including associated engineering, testing and design) identified during the ongoing Front End Engineering Design process and the Phoenix Feasibility Study; (2) exploration and evaluation expenditures; and (3) general corporate and administrative expenses, including those in support of corporate development activities, and working capital requirements.

The Common Shares were qualified for issuance pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-258939) (the “Registration Statement”), each dated September 16, 2021. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on September 17, 2021. The Prospectus Supplement has been filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and with the SEC. The Canadian Prospectus Supplement is available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:
Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:

Omitted Information

Not applicable

Item 8:
Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:
Date of Report

October 17, 2023

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this report constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this report contains forward-looking information pertaining to the following: the use of proceeds from sales from the Offering, including expectations with respect to the advancement of the Phoenix Project and an investment decision on the Phoenix Project; and Denison’s expectations regarding its joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, Denison may decide or otherwise be required to suspend its evaluation or other project activities if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.), which could have a material impact on the Company’s intended use of proceeds of the Offering and other objectives stated in this press release. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2023 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.